JOINT FILERS’ NAMES AND ADDRESSES

1.	Friedman Fleischer & Lowe GP III, L.P.
2.	Friedman Fleischer & Lowe GP III, LLC

The business address for both of the above reporting persons is:
One Maritime Plaza, 22nd Floor
San Francisco, CA 94111